Exhibit 99.1

For Immediate Release	NEWS

Dresser-Rand Third Quarter EPS Increases to $0.15 Per Share

•	Third-quarter net income rises to $10.4 million
•	Operating income improves 73% over second quarter 2005
•	Dresser-Rand completed its IPO and acquired Tuthill Energy Systems.

Results Summary (dollars in millions, except share data):

	Second Quarter	Third Quarter		Nine Months Ended September

	Successor	Successor	Predecessor	Successor	Predecessor

	2005	2005	2004	2005	2004

Net sales	$302.5	$309.8	$217.3	$846.2	$657.5
Operating income	$20.8	$35.8	$22.5	$65.3	$43.1
Interest (Expense) Income - net	$14.4	$(15.0)	$1.2	$(44.6)	$2.3
Net income (loss)	$(1.5)	$10.4	$21.1	$4.9	$37.7
Diluted EPS	$(0.03)	$0.15		$0.08
Average diluted shares outstanding (000)	54,219.0	71,904.0		60,179.0

Note:  Income for the 2005 (Successor) and 2004 (Predecessor) are not comparable because of purchase accounting adjustments.

Houston, TX, November 10, 2005 – Dresser-Rand Group Inc. (“Dresser-Rand” or the “Company”) (NYSE: DRC), a global supplier of rotating equipment, reported net income of $10.4 million, or $0.15 per diluted share, for the quarter ended September 30, 2005, compared to the second quarter ended June 30, 2005 net loss of $1.5 million, or $0.03 per diluted share.  Sales for the quarter were $309.8 million, and operating profit was $35.8 million. Bookings during the third quarter were  $288.9 million and the backlog at the end of September 2005 was $872.8 million, 49% higher than a year ago.  Income for the 2005 (successor) and 2004 (Predecessor) periods are not comparable because of purchase accounting adjustments.

Total sales increased by $92.5 million to $309.8 million, or 43% for the quarter ended September 30, 2005, compared to the same period in 2004.  Operating income increased to $35.8 million for the third quarter 2005 compared to $22.5 million for the same period last year.  Third quarter 2005 operating income was adversely affected by about $8.3 million due to additional depreciation and amortization from purchase accounting as compared to the same period last year.

Vincent R. Volpe, Jr., President and Chief Executive Officer of Dresser-Rand, said, “I am pleased with the company’s third quarter performance.  Our operating income for the third quarter and first nine months of 2005 improved from year ago levels and our record backlog reflects continued strength in the markets for rotating equipment.  He further stated that “Dresser-Rand made significant progress during the quarter by completing its initial public offering, acquiring Tuthill Energy Systems and paying down debt.  We believe we’re well-positioned to capitalize on the continued strength in the markets we serve”.

New Units

Sales in the new units segment increased $76.7 million for the three months ended September 30, 2005, compared to the same period in 2004. Continued strength in worldwide demand for rotating equipment contributed to the increase in revenue.

Gross profit increased by $11.0 million for the three months ended September 30, 2005, compared to the same period in 2004. As a percentage of segment revenues, gross profit increased to 13.2% for the period in 2005 from 12.3% for the same period in 2004. The increase in gross profit was primarily due to margins on buyouts and a reduction in costs primarily due to improved direct labor and engineering absorption, no severance costs in 2005 and a reduction in the provisions for obsolete and slow moving inventory.

Operating income increased by $8.0 million for the three months ended September 30, 2005, compared to the same period in 2004. This increase is attributable to the $11.0 million change in gross profit mentioned above reduced by $3.0 million increase in the allocation of selling and administrative expenses to this segment due to the increase in sales.

Bookings for the three months ended September 30, 2005, were $121.3 million, 16% below the bookings for the same period in 2004. However, year to-date bookings are 45% ahead of the same period a year ago. The backlog at September 30, 2005, was $687.3 million, or 64.5% above the $417.8 million backlog at September 30, 2004. This increase is due to continuing strong worldwide demand for rotating equipment and the acquisition of certain assets of Tuthill Energy Systems (TES).

Aftermarket Parts and Services

Sales increased by $15.8 million, or 12%, for the three months ended September 30, 2005 compared to the same period in 2004 primarily from higher parts sales.

Gross profit increased by $8.8 million for the three months ended September 30, 2005 compared to the same period in 2004 as a result of the increases in sales. As a percentage of sales, gross profit increased to 37.6% for the three months ended September 30, 2005 from 35.4% for the same period in 2004 as a result of reduced allocations of costs and expenses due to the stronger growth in new units.

Operating income increased by $8.6 million, or 29.0% for the three months ended September 30, 2005 compared to the same period in 2004. This increase is mainly attributable to the change in gross profit mentioned above.

Bookings for the three months ended September 30, 2005 were $167.6 million, 16% above bookings for the same period in 2004. Backlog at September 30, 2005, was $185.5 million, or 10.2% above the $168.4 million backlog at September 30, 2004.

Liquidity and Capital Resources

As of September 30, 2005, we had a cash balance of $109.5 million and the ability to borrow $178.7 million under the $350 million revolving credit portion of the senior credit facility, as $171.3 million was used for outstanding letters of credit. We believe that our cash flow from operations, available cash and available borrowings under the senior secured revolving credit facility will be adequate to meet our working capital, capital expenditures, debt service and other funding requirements for the next twelve months and our long-term future contractual obligations.

Our capital expenditures have averaged $10.3 million per year over the past three years. Capital expenditures for the nine months ended September 30, 2005 were $10.7 million.

On August 10, 2005, we completed our initial public offering of 31,050,000 shares of our common stock for net proceeds of approximately $609.0 million. On September 12, 2005, we used approximately $55.0 million of the net proceeds to redeem $50.0 million face value of our 7-3/8% senior subordinated notes, and to pay the applicable redemption premium of $3.7 million ($0.05 earnings per share effect) and accrued interest of $1.3 million.  A dividend of the remaining net proceeds, excluding certain related costs, was paid to our stockholders, consisting principally of affiliates of First Reserve Corporation.

On September 8, 2005, we acquired from Tuthill Corporation certain assets of its TES division.  TES is an international manufacturer of single and multi-stage steam turbines and portable ventilators under the Coppus, Murray and Nadrowski brands complementing our steam turbine business.  The current estimated cost of TES is approximately $57.0 million, net of $4.0 million cash acquired, subject to future adjustments for agreement on the final working capital at the closing date and other related matters.

Transition teams are now working to integrate operations.  With an installed equipment base estimated at 17,000 units, and sales of $70 million in 2004, the TES operations are expected to add $80 million annually to Dresser-Rand’s revenue stream when fully integrated.

Outlook

The worldwide demand for oil and gas products continues to be strong.  Our markets remain at historically high levels and many of our major clients have announced higher capital expenditure budgets for next year.  We believe our financial performance will continue to improve through the balance of this year and next.

Conference Call

A webcast presentation will be accessible live at 9:30 AM Eastern Time. You may access the live presentation at www.dresser-rand.com.

A replay of the webcast will be available from 12:00 PM Eastern Time on November 10, 2005 through 11:59 PM Eastern Time on November 18, 2005.  You may access the webcast replay at www.dresser-rand.com.  A replay of the conference can be accessed by dialing (888) 203-1112 in the U.S. and (719) 457-0820 from other countries.  The replay pass code is 4515627.

Dresser-Rand is among the largest suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical, and process industries.  The Company operates manufacturing facilities in the United States, France, Germany, Norway, India, and Brazil, and maintains a network of 24 service and support centers covering 105 countries.

PricewaterhouseCoopers (PwC) has not completed their review of Dresser-Rand’s third quarter 2005 financial statements.  Therefore, these financial statements are preliminary until PwC completes their review, which will occur prior to the filing of Dresser-Rand’s Form 10Q for the third quarter 2005 by November 15, 2005.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts may be forward-looking statements.  Many risks and uncertainties may impact the matters addressed in the forward-looking statements, and actual results may differ materially from those expressed or implied.  For a discussion of the factors that could cause actual results to differ, please see the disclosure under the heading “Risk Factors” in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 25, 2005.

For information about Dresser-Rand, go to our website at www.dresser-rand.com.

Company Contact: Blaise Derrico, Director Investor Relations (716) 375-3152

DRESSER-RAND GROUP INC.
CONSOLIDATED STATEMENT OF OPERATIONS (SUCCESSOR)
AND COMBINED STATEMENT OF OPERATIONS (PREDECESSOR)
(Unaudited; $ in thousands, except per share)

	Successor Three months ended September 30, 2005	Predecessor Three months ended September 30, 2004	Successor Nine months ended September 30, 2005	Predecessor Nine months ended September 30, 2004

Net sales of products	$258,065	$166,798	$683,656	$506,187
Net sales of services	51,694	49,364	162,581	148,354
Net sales to affiliates	—	657	—	1,639
Other operating revenue	—	444	—	1,314

Total	309,759	217,263	846,237	657,494

Cost of products sold	192,804	124,482	533,685	386,024
Cost of services sold	40,050	35,403	124,160	112,216
Cost of products sold to affiliates	—	312	—	968

Total	232,854	160,197	657,845	499,208

Gross profit	76,905	57,066	188,392	158,286
Selling and administrative expenses	39,814	32,983	118,331	110,493
Research and development expenses	1,249	1,603	4,745	4,695

Income from operations	35,842	22,480	65,316	43,098
Interest (expense) income, net	(14,966)	1,204	(44,619)	2,306
Early redemption premium on debt	(3,688)	—	(3,688)	—
Other expense, net	(978)	(89)	(1,558)	(2,754)

Income before income taxes	16,210	23,595	15,451	42,650
Provision for income taxes	5,776	2,543	10,560	4,918

Net income	$10,434	$21,052	$4,891	$37,732

Net income per share:
Basic and diluted	$0.15		$0.08

Shares used in computing net income per share:
Basic and diluted	71,904,027		60,178,986

 DRESSER-RAND GROUP INC.

Segment Analysis:

	Successor		Predecessor		Period to Period Change

	Three Months Ended September 30, 2005		Three Months Ended September 30, 2004		2004 to 2005	Change

Sales, net
New units	$162.6	52.5%	$85.9	39.5%	$76.7	89.2%
Aftermarket parts and services	147.2	47.5%	131.4	60.5%	15.8	12.0%

	$309.8	100.0%	$217.3	100.0%	$92.5	42.6%

Gross Profit
New units	$21.5		$10.5		$11.0	103.8%
Aftermarket parts and services	55.4		46.6		8.8	19.1%

Total gross profit	$76.9		$57.1		$19.8	34.8%

Operating Income
New units	$8.3		$0.3		$8.0	N/M
Aftermarket parts and services	38.4		29.8		8.6	29.0%
Unallocated corporate expense	(10.9)		(7.6)		(3.3)	42.6%

Total operating income	$35.8		$22.5		$13.3	59.4%